Exhibit 99.2

GRANITE REAL ESTATE INVESTMENT TRUST
(“Granite REIT”)
and
GRANITE REIT INC.
(“Granite GP”)

Report of Voting Results for Annual General Meetings of Stapled Unitholders

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the joint annual general meetings (the “Meetings”) of holders of stapled units (“Stapled Units”) of Granite REIT and Granite GP (together, “Granite”) held on June 8, 2023.

A total of 49,393,327 stapled units (77.49% of outstanding stapled units) were represented in person or by proxy at the Meetings. The votes were conducted by show of hands in respect of all matters.
1.
Each of the nominees listed in Granite’s Management Information Circular dated April 12, 2023 were elected as trustees of Granite REIT and directors of Granite GP to hold office until the next annual general meeting or until their successors are duly elected or appointed. Proxies received by management in advance of the Meetings indicated the following:

	As Trustee of Granite REIT				As Director of Granite GP
Nominee	Votes For	%	Votes Withheld	%	Votes For	%	Votes Withheld	%
Peter Aghar	49,109,699	99.95	26,699	0.05	49,061,842	99.85	74,556	0.15
Remco Daal	47,586,666	96.85	1,549,732	3.15	47,357,166	96.38	1,779,232	3.62
Kevan Gorrie	49,107,476	99.94	28,922	0.06	49,056,653	99.84	79,745	0.16
Fern Grodner	49,109,539	99.95	26,859	0.05	49,059,634	99.84	76,764	0.16
Kelly Marshall	48,322,333	98.34	814,065	1.66	48,274,123	98.25	862,275	1.75
Al Mawani	49,095,917	99.92	40,481	0.08	49,045,516	99.82	90,882	0.18
Gerald Miller	48,726,280	99.17	410,118	0.83	48,673,254	99.06	463,144	0.94
Sheila A. Murray	48,551,627	98.81	584,771	1.19	48,501,902	98.71	634,496	1.29
Emily Pang	49,106,257	99.94	30,141	0.06	49,054,723	99.83	81,675	0.17
Jennifer Warren	49,109,130	99.94	27,268	0.06	49,061,143	99.85	75,255	0.15

2.
Deloitte LLP was re-appointed as auditor of each of Granite REIT and Granite GP until the next annual general meeting or until a successor is appointed, and the board of directors of Granite GP was authorized to fix the remuneration of the auditor of Granite GP. Proxies received by management in advance of the Meetings indicated the following:

	Votes For	%	Votes Withheld	%
Re-appointment of Deloitte LLP as Auditors of Granite REIT	49,305,219	99.83	82,759	0.17
Re-appointment of Deloitte LLP as Auditors of Granite GP and authorization of the directors of Granite GP to fix the remuneration of Deloitte LP	49,303,714	99.83	84,264	0.17

3.	The non-binding advisory resolution on Granite’s approach to executive compensation was passed as follows:

	Votes For	%	Votes Against	%
Non-binding advisory resolution on Granite’s approach to executive compensation	47,925,017	97.53	1,211,381	2.47

DATED as of this 8th day of June, 2023.

GRANITE REAL ESTATE INVESTMENT TRUST

By:	(signed) “Kevan Gorrie”
Kevan Gorrie
President and Chief Executive Officer

GRANITE REIT INC.

By:	(signed) “Kevan Gorrie”
Kevan Gorrie
President and Chief Executive Officer